787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
August 31, 2011
VIA EDGAR AND OVERNIGHT CARRIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler Scot Foley James Peklenk Jennifer Riegel Melissa Rocha

Re:	Clovis Oncology, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 5, 2011 File No. 333-175080
Ladies and Gentlemen:
     On behalf of Clovis Oncology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 19, 2011 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-175080) filed with the Commission on August 5, 2011 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 2.
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 2.
New York      Washington      Paris       London      Milan      Rome       Frankfurt      Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

United States Securities and Exchange Commission
August 31, 2011

General
1. Please provide updated interim financial statements and related financial information for the period ending June 30, 2011, pursuant to Rule 3-01 and 3-12 of Regulation S-X.
Please also file an updated, signed consent report from your independent auditors.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.
Prospectus Summary
Our Strategy, page 2
2. Please revise your disclose in this section to summarize the disclosure included on pages 57-58, rather than repeating the same disclosure. For example, it is more appropriate to disclose the bullet point headings in this section, with a reference to the more detailed disclosure in your Business section. This section should be a brief summary of the disclosure in your prospectus. See Item 503(a) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 2 accordingly.
Our Product Pipeline, page 3
3. We note your response to our prior comment 9. Please expand your disclosure here and on pages 59 and 62, to disclose that your pivotal study is not a Phase III clinical trial. Please also disclose in your summary that you have not sought a Special Purpose Assessment for this study. Please also revise your disclosure on page 77 to disclose how a “pivotal trial” fits into the clinical investigation framework of a drug and the phases you identify therein.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 2, 3, 62, 66, 71 and 85 to clarify that while the LEAP study is a Phase II study, and while the Company has not sought a Special Protocol Assessment, the Company nevertheless believes that the LEAP study will be a pivotal study for the reasons articulated under the heading “CO-101 — Regulatory Strategy” on page 71 of Amendment No. 2. The Company has also modified the pipeline chart that appears on pages 2 and 62, by changing the column heading and the bar chart to indicate that the LEAP trial is a Phase II clinical trial, but one that the Company considers as a pivotal trial. (Automated redlining does not clearly show these changes). The Company has revised Amendment No. 2 on page 83 to disclose how a pivotal study fits into the clinical investigation framework.
For the information of the Staff, Special Protocol Assessments are typically sought by companies where there is some measure of ambiguity as to either the nature of a clinical trial’s overall design, primary endpoint or the way in which such endpoint may be measured. In the case of the LEAP trial, the trial design and primary endpoint – overall survival – are unambiguous and consistent with guidelines for pivotal oncology studies. Accordingly, the Company did not feel it necessary to seek an SPA.
“Third-party claims of intellectual property infringement may prevent...” page 25
4. We have reviewed your response to prior comment 25. Please expand your disclosure here and on page 85 to disclose that CO-338 is currently in a Phase I/II study in germ-line BRCA mutant breast and ovarian cancer and a Phase II study in the adjuvant treatment of germ-line BRCA mutant and triple-negative breast cancer. Please also disclose whether or not the

United States Securities and Exchange Commission
August 31, 2011

scope or potential scope of the patents and patent applications could potentially be asserted against your use of CO-338 in the indications identified in these Phase I/II and II trials.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 25, 26 and 91 accordingly. In addition, we would note for the Staff that it is unlikely that any patent could be asserted against such studies because conducting studies for the purpose of gathering data to submit to the FDA is exempt from patent infringement, and the scope or potential scope is irrelevant because even if the studies are covered, they are exempt from infringement.
Cautionary Note Regarding Forward-Looking Statements and Industry Data, page 34
5. We note your response to our prior comment 29 and that you continue to state that you have not independently verified any of the data from third-party sources. As this statement suggests that you are not accepting liability for the third-party data you utilize in your registration statement, it is not appropriate. Please either delete it or include a statement whereby you specifically accept liability for your disclosure.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 36 accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 47
6. Refer to your response to prior comment 32 which discusses how your current disclosure addresses the disclosure requirements of paragraphs 179-182 of the AICPA Practice Aid. Your disclosure on page 50 discusses your valuations at December 31, 2009 and December 31, 2010 but does not provide qualitative and quantitative disclosure of the factors and assumptions used in these valuations. You discuss the valuation models and your liquidity assumptions but have not discussed or quantified any of the other assumptions you have used in these models (e.g. marketability, volatility, etc). Additionally, your disclosure does not discuss how operating performance, financial condition or progress in your research and development was considered in these valuations and whether it contributed to the increase in valuation determined at December 31, 2009 of $0.10 to the valuation at December 31, 2010 of $1.06.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 49, 50, 51, 52 and 53 accordingly.
7. You state on page 50 that you are in the process of updating your estimate of fair value of your common stock as a result of the Board’s April authorization of an IPO. Please ensure that your next amendment discusses this valuation, the assumptions and methodologies used

United States Securities and Exchange Commission
August 31, 2011

as well how this valuation compares to the March 2011 issuance of 1,549,900 stock options at $1.13. To the extent your 2011 valuation is significantly higher than $1.13, please tell us how you plan to account for that compensatory element.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 49, 50, 51, 52 and 53 accordingly. More specifically, as further explained in the revised disclosures in Amendment No. 2, the Company has used the updated valuation of its common stock performed as of June 30, 2011 to determine stock based compensation expense associated with the stock options granted in March through June 2011.
In preparing its revised disclosures, the Company considered whether it would be appropriate to apply the June 30, 2011 valuation to its March 2011 grants since value was created by accelerating the initial public offering, or IPO, including the probability of an associated nearer term liquidity event and the authorization of the board of directors of the Company to accelerate IPO process which occurred in April 2011. Due to the proximity of the March grant to the authorization of the IPO, the Company chose to apply the June 30, 2011 valuation to its March 2011 grants. Recognizing that value creation could occur in the period from March 2011 to June 2011, the resulting differences in such value creation would not significantly impact stock based compensation expense should another value have been chosen based on different estimates of the probability of a liquidity event, i.e. an IPO. The Company believes that the June 30, 2011 estimated value is therefore a reasonable estimate for calculating associated stock based compensation for purposes of the March 2011 grants.
8. Describe the nature and extent of the services provided by the valuation specialist and state, if true, that he is independent of the company. Tell us how you determined that his name and consent was not required with this filing.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of Amendment No. 2 to clarify that the assessment of the fair market value of the Company’s common stock was developed by the Company and to delete any references to the third-party valuation specialist.
9. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide an updated listing of all stock option grants and other equity transactions through the date of your filing and provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
Response: The Company acknowledges the Staff’s comment.
Business
Product Candidates, page 59
10. In your discussion of the pancreatic cancer market overview, please attribute the statement “pancreatic cancer has one of the highest mortality rates among all cancers, with estimates for one- and five-year overall survival of 24% and 5%, respectively, in the United States” to one or more published report.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 62 accordingly.
11. In the table on page 61, please expand your disclosure to define “OS.”
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 65 accordingly.

United States Securities and Exchange Commission
August 31, 2011

12. We have reviewed your response to prior comment 36 and we are re-issuing the comment in part. Please expand your disclosure to disclose the definitions of low and high hENT1 expression used for each study.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 65 accordingly.
13. We have reviewed your response to prior comment 38. Please expand your disclosure to disclose the recent clinical guidelines for pancreatic cancer studies.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 71 accordingly.
Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned at (212) 728-8230 or William H. Gump at (212) 728-8285. Thank you for your assistance.
Respectfully submitted,
/s/ Peter H. Jakes
Peter H. Jakes

cc:	Patrick J. Mahaffy President and Chief Executive Officer Clovis Oncology, Inc. 2525 28th Street, Suite 100 Boulder, Colorado 80301

Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins, LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130